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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



14048943

SEC Mail Processing Section

MAR 0 4 2014

Washington DC 404

SEC FILE NUMBER
8- 66787

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/13___ AND ENDING ___12/31/13___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I ON Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___521 FIFTH AVENUE, 27TH FLOOR___
                              (No. and Street)

___NEW YORK___   ___NY___   ___10175___
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___DEREK WITTENBERG___   ___(212) 287-5033___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___FEUER & ORLANDO, LLP___
                    (Name – *if individual, state last, first, middle name*)

___350 FIFTH AVENUE, SUITE 7116___   ___NEW YORK,___   ___NY___   ___10118___
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____DEREK WITTENBERG_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ION PARTNERS, LLC_____ , as

of _____DECEMBER 31_____ , 20_13___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

PERLA I. TORIBIO
Notary Public, State of New York
Qualified in Bronx County
No. 01TO6276703
My Commission Expires 02-19-2017

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

INDEPENDENT AUDITORS' REPORT

Members of Ion Partners, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying balance sheet of Ion Partners, LLC at December 31, 2013 and the related statements of income, members' capital and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes of the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States in America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Partners, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 17, 2014

350 FIFTH AVENUE • SUITE 7116 • NEW YORK, NY 10118 • TEL: (212) 736-5500 • FAX: (212) 736-5601

ION PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Current Assets:	
Cash	$62,503
Accounts receivable	13,750
Total Current Assets	76,253
Fixed Assets:	
Property and equipment, net of accumulated depreciation of $ 15,935	3,379
Art work	3,389
Total Fixed Assets	6,768
Other Assets:	
Website, net of accumulated amortization of $221	1,371
Security deposits	3,000
Total Other Assets	4,371
Total Assets	$87,392

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable and accrued expenses	$10,567
Commitments	
Members' Capital	76,825
Total Liabilities and Members' Capital	$87,392

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Income:

Fee income		$ 217,250
Interest income		186
Total Income		217,436

Expense:

Consulting	$ 50,425	
Office, general and administrative	21,761	
Rent and occupancy	41,400	
Professional fees	13,828	
Regulatory fees	6,188	
Depreciation and amortization	1,345	
Total Expenses		134,947
Net Income		$ 82,489

ION PARTNERS, LLC
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2013

BEGINNING MEMBERS' CAPITAL	$ 74,336
Net Income for the year	82,489
Capital withdrawn	(80,000)
ENDING MEMBERS' CAPITAL	$ 76,825

The acompanying notes are an integral part of these financials statements

ION PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash flows from Operating Activities:

Net Income	$82,489
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,345
Change in operating assets and liabilities:	
Accounts receivable	(3,750)
Prepaid expenses	1,721
Deferred income	(5,000)
Accounts payable and accrued expenses	2,645
Cash provided by operating activities	79,450
Cash flows used in Investing Activities:	
Construction of Website	(1,592)
Cash flows from Financing Activities:	
Distributions to members	(80,000)
Decrease in cash	(2,142)
Cash at Beginning of year	64,645
Cash at End of year	$62,503

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners (the "Company") is a New York State limited liability company effective on August 8, 2003 as amended on June 5, 2009. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2013, $7,000 of bad debt expense was recorded.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five years.

Website

Website is stated at cost less accumulated amortization, which is calculated using the straight-line method over the useful life of the related asset, primarily three years.

Income Taxes

Provisions for federal and state income taxes have not been recorded as the Company is taxed as a partnership. Under New York City tax regulations, limited liability companies are taxed on income earned during the year. For the year ended December 31, 2013, no provision was required.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation consist of the following at December 31, 2013:

	Cost	Accumulated Depreciation	Net
Computer and office equipment	$ 19,314	$ 15,935	$ 3,379
Artwork	3,389	----------	3,389
Total Property and Equipment	$ 22,703	$ 15,935	$ 6,768

NOTE 4 - COMMITMENTS

The Company has no leases or commitments, which extend beyond the current operating cycle. The lease of its office space is pursuant to a sub-lease agreement providing for month-to-month rental.

NOTE 5 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted principally of cash. The Company's cash balances are fully   insured by the Federal Deposit Insurance Corporation. As of December 31, 2013, the accounts were fully insured.

NOTE 6– NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2013, the Company has net capital, as defined, of $51,936 which is $46,936 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $10,567. The Company's ratio of aggregate indebtedness to net capital is .20346 to 1 at December 31, 2013.

NOTE 7 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 17, 2014 the date the financial statements were available for issuance.

ION PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISISION
AS OF DECEMBER 31, 2013

Net Capital

Total members' capital	$76,825
Less Nonallowable assets:	
Accounts receivable	(13,750)
Fixed assets - net	(6,768)
Other assets - net	(4,371)
Audited net capital	51,936
Minimum net capital requirement	(5,000)
Net capital surplus	$46,936
Ratio of aggregate indebtedness to net capital at December 31, 2013	0.20346

Reconciliation of net capital (included in part II of Form X-17A-5 as of December 31, 2013) between the original and audited filing:

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$60,372
Total net changes to Members' capital	(6,731)
Difference of original to audited nonallowable assets	(1,705)
Audited net capital	$51,936

The accompanying notes are an integral part of these financial statements

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Members of Ion Partners, LLC

In planning and performing our audit of the financial statements of Ion Partners, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

350 FIFTH AVENUE · SUITE 7116 · NEW YORK, NY 10118 · TEL: (212) 736-5500 · FAX: (212) 736-5601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, detected or corrected, on at timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use and information of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 17, 2014

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS
(A Partnership Including A Professional Corporation)

To the Members of Ion Partners, LLC
521 Fifth Avenue – 27th Floor
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Ion Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ion Partners, LLC compliance with the applicable instructions of Form SIPC-7. Ion Partners LLC'c management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 & with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

5. Compared the amount of any overpayment applied to the current assessment with the SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2014

350 FIFTH AVENUE • SUITE 7116 • NEW YORK, NY 10118 • TEL: (212) 736-5500 • FAX: (212) 736-5601